

January 23, 2012

Via E-mail
Mr. Lonny D. Robinson
Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, California 90010

      Re: Hanmi Financial Corporation
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 16, 2011
              Form 10-Q for the quarter ended June 30, 2011
              Filed August 9, 2011
              File No. 000-30421

Dear Mr. Robinson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Amit Pande

                     Amit Pande
                     Accounting Branch Chief